UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-26487

CUSIP Number 978150 10 0

NOTIFICATION OF LATE FILING

     (Check One): ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form N-SAR

For Period Ended: December 31, 2003

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

      Women First HealthCare, Inc.

Full Name of Registrant

Former Name if Applicable

      5355 Mira Sorrento Place, Suite 700

Address of Principal Executive Office (Street and Number)

      San Diego, California 92121

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     As reported in the Registrant’s Current Report on Form 8-K filed with the Commission on March 16, 2004, the Registrant is exploring various strategic alternatives for the Company, including selling the Company or some or all of its pharmaceutical products or license rights, restructuring the Company’s outstanding indebtedness and raising financing for the Company.

     The outcome of these matters will affect the content of the Registrant’s disclosures regarding its liquidity and capital resources and other significant disclosures required in the Annual Report on Form 10-K. In addition, these matters have required management to devote substantially all of its time and attention to these issues for the past several weeks. These factors have resulted in the Registrant’s inability to complete and file its Annual Report on Form 10-K by March 15, 2004 and could not have been eliminated without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Richard Vincent, Chief Financial Officer                                                               (858) 509-1171

                                     (Name)                                               (Area Code)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The contents of the Registrant’s Current Report on Form 8-K filed with the Commission on March 16, 2004, including the press release attached as exhibit 99.1 thereto, are incorporated herein by reference.

Women First HealthCare, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 16, 2004	By	/s/ Richard Vincent
Richard Vincent
Vice President, Chief Financial Officer, Treasurer and Secretary